SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
SUPPLEMENTAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Registered Public Accounting Firm

Nominating and Corporate Governance Committee
Regions Financial Corporation Supplemental 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation Supplemental 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principle.

Birmingham, Alabama
June 18, 2004

Regions Financial Corporation Supplemental 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets

Contribution receivable-employer	1,778,384	1,833,416
Receivable from Plan Sponsor	16,633,793	7,160,665

Net assets available for benefits	$18,412,177	$ 8,994,081

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,

2003

Additions:
Contributions from employers	$ 2,386,908
Contributions from employees	3,573,039
Increase in fair value of receivable from Plan Sponsor	1,091,892
Transfers from affiliate plan	3,111,347

10,163,186

Deductions:
Distributions to participants	745,090

9,418,096

Net assets available for benefits at beginning of year	8,994,081

Net assets available for benefits at end of year	$ 18,412,177

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation Supplemental 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Description for a more complete description of the Plan's provisions.

General

The Plan which commenced on January 1, 2001, is a non-qualified and unfunded deferred compensation plan and was established by Regions Financial Corporation (Plan Sponsor or the Company) for the purpose of providing supplemental deferred compensation opportunities for a select group of its highly compensated or management employees. The Plan at all times shall be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of the Company for payment of any benefits. Funds invested to provide benefit under the Plan are protected through a Rabbi Trust and shall continue for all purposes to be part of the general assets of the Company. No participant, beneficiary or any other person shall have any interest in any particular assets of the Company by reason of the right to receive a benefit under the Plan and to the extent the participant, beneficiary or any other person acquires a right to receive benefits under the Plan, such right shall be no greater than the right of any unsecured creditor of the Company. The Company does not guarantee that any funds in a trust or assets of the Company will be sufficient to pay any benefits of the Plan.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Eligibility

Employees participate in the Plan by making an irrevocable election at the beginning of each plan year. The election shall be effective for succeeding plan years until the election is revoked by the participant.

Benefits

Benefits under the Plan are based on amounts credited to each participant's account. The credits to a participant's account is the aggregate amount of salary deferrals and profit sharing bonus deferrals which would have been deferred under the Company's qualified 401(k) Plan but for limitations imposed by the Internal Revenue Code, plus credited matching contributions and credited earnings thereon.

The matching contribution shall be credited to the employer stock fund until the date at which the Participant is eligible for diversification under the Company's qualified 401(k) Plan.

Vesting

All benefits are vested at all times except for amounts credited as matching contributions which vest upon completion of 3 years of service as defined in the Plan. Forfeited matching contributions will be the property of the Company and will remain as general assets of the Company.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10-year period. Plan provisions exist for accelerated vesting and distribution rights due to a change of control as per the terms of the plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time. Upon termination of the Plan, the deferred compensation credited to the accounts of the participants shall be distributed to the participants and their beneficiaries at such time or times and in such manner as determined by the Company.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor

A Receivable from Plan Sponsor is included in plan assets for the fair value of assets held by the Company in a Rabbi Trust (the Trust), which has been established to provide benefits under the Plan. The assets of the Trust consist of cash, interest and dividends receivable, mutual fund investments, and stock of the Plan Sponsor.

The mutual fund securities held by the Trust are stated at aggregate fair value as determined by Regions Morgan Keegan (RMK) Trust (the trustee). Regions Morgan Keegan Trust is a trade name shared by Regions Morgan Keegan Trust, F.S.B., an indirect wholly owned subsidiary of Regions Financial Corporation and the Trust Division of Regions Bank, a subsidiary of Regions Financial Corporation. The securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Assets held by the Trust include the following:

	December 31,
	2003	2002

Cash	$ -	$ 202
Interest and dividend income receivable	6,850	3,237
RMK Select Balanced Fund	740,278	348,366
RMK Select Ltd. Maturity Government Fund	460,620	196,266
RMK Select Growth Fund	1,704,700	261,571
RMK Select Value Fund	719,789	225,608
RMK Select Fixed Income Fund	349,584	240,308
RMK Select Aggressive Growth Fund	1,938,280	437,851
RMK Select Strategic Equity Fund	161,401	-
RMK Select High Income Fund	269,389	-
RMK Select Intermediate Bond Fund	131,218	-
Regions Financial Stock Fund	4,608,326	2,202,081
AIM Small Cap Growth Fund	296,511	36,298
Federated International Equity Fund	-	116,144
Federated International Max Cap Growth Fund	284,884	50,404
Fidelity Adv Divers International Fund	360,700	-
RMK Select Treasury Fund	4,601,263	3,042,329

	$16,633,793	$ 7,160,665

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

The increase in fair value of receivable from Plan Sponsor includes dividend and interest income of $127,508 and appreciation of investments held by the Trust as outlined in the table below. During 2003, the investments held by the Trust (including investments purchased, sold and held during the year) appreciated/depreciated in fair value as determined by quoted market prices as follows:

Net Appreciation
(Depreciation) in Fair
Value During 2003

RMK (Regions Morgan Keegan)Select Balanced Fund	$ 70,357
RMK Select Ltd. Maturity Government Fund	(6,619)
RMK Select Growth Fund	(118,977)
RMK Select Value Fund	76,859
RMK Select Fixed Income Fund	(5,165)
RMK Select Aggressive Growth Fund	361,964
RMK Select Strategic Equity Fund	28,770
RMK Select High Income Fund	5,531
RMK Select Intermediate Bond Fund	(1,963)
Regions Financial Stock Fund	419,494
AIM Small Cap Growth Fund	36,661
Federated International Equity Fund	32,797
Federated International Max Cap Growth Fund	39,561
Fidelity Adv Divers International Fund	25,114

$ 964,384

The fair value of individual investments held by the Trust that represent 5% or more of the net assets of the Plan are as follows:

	December 31,
	2003	2002

RMK Select Growth Fund	$1,704,700	$ (a)
RMK Select Aggressive Growth Fund	1,938,280	(a)
RMK Select Treasury Money Market Fund	4,601,263	3,042,329
Regions Financial Stock Fund*	4,608,326	2,202,081

*Nonparticipant-Directed Investments

(a) Less than 5%

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

Information about the net assets and significant components of changes in net assets related to nonparticipant-directed investments held by the Trust is as follows:

	December 31,
	2003	2002

Investments, at fair value as determined by
quoted market prices:
Regions Financial Stock Fund	$ 4,608,326	$ 2,202,081

Year ended
December 31,

2003

Change in net assets:
Additions:
Contributions	$ 1,465,041
Transfer from affiliate plan	1,452,285
Net appreciation in fair value of investments	419,494

3,336,820
Deductions:
Distributions and intra-fund transfers	824,598
Transfers to participant-directed investments	105,977

Net increase	$ 2,406,245

4. Income Tax Status

The Plan is a non-qualified plan that does not qualify for all special tax treatment afforded to deferred compensation plans that meet qualification requirements contained in section 401(a) of the Internal Revenue Code. The Plan has been structured as a top hat plan and assets equal to the fair value of the Receivable from Plan Sponsor are held in a Rabbi Trust.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-In-Interest

During the year ended December 31, 2003, substantially all investment transactions held in the Rabbi Trust were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions.

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

A Receivable from Plan Sponsor is included in Plan assets as of December 31, 2003, in the amount of $16,633,793, which represents the value of fully vested benefits to the participants in the Plan.

6. Transfer from Affiliate Plan

During the year ended December 31, 2003, $3,111,347 of net assets was transferred at fair value to the Plan from the First Commercial Corporation Nonqualified Deferred Compensation Plan.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES' SUPPLEMENTAL 401(k) PLAN
REGIONS FINANCIAL CORPORATION

Date: June 28, 2004

By: /s/ Harry J. Dinken

Harry J. Dinken
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23)	Independent Registered Public Accounting Firm's Consent